SCHEDULE 14A
                    Proxy Statement Pursuant to Section 14(a)
            of the Securities Exchange Act of 1934 (Amendment No. 1)



Filed by the Registrant                     [ ]

Filed by a Party other than the Registrant  [x]

Check the appropriate box:

[X]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to ss. 240.14a-12

                          AMYLIN PHARMACEUTICALS, INC.
                (Name of Registrant as Specified In Its Charter)


                                  CARL C. ICAHN
                             DR. ALEXANDER J. DENNER
                               DR. THOMAS F. DEUEL
                                DR. PETER LIEBERT
                                    MAYU SRIS
                                 JEFFREY MECKLER
                                  DR. ERIC ENDE
                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP
                           ICAHN ENTERPRISES G.P. INC.
                         ICAHN ENTERPRISES HOLDINGS L.P.
                                   IPH GP LLC
                               ICAHN CAPITAL L.P.
                                ICAHN ONSHORE LP
                                ICAHN OFFSHORE LP
                                  BECKTON CORP.
    (Name of Person(s) Filing Proxy Statement, if other than the Registrant)


Payment of Filing Fee (check the appropriate box):

[X] No fee required.

[ ] Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

    1) Title of each class of securities to which transaction applies:

    2) Aggregate number of securities to which transaction applies:

    3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

    4) Proposed maximum aggregate value of transaction:

    5) Total fee paid:

[ ] Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided  by  Exchange  Act
    Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    1) Amount Previously Paid:

    2) Form, Schedule or Registration Statement No.:

    3) Filing Party:

    4) Date Filed:

                       2009 ANNUAL MEETING OF STOCKHOLDERS

                                       OF

                          AMYLIN PHARMACEUTICALS, INC.

                               -------------------

                                 PROXY STATEMENT
                               [PRELIMINARY COPY]
                                       OF


                                  CARL C. ICAHN
                             DR. ALEXANDER J. DENNER
                               DR. THOMAS F. DEUEL
                                DR. PETER LIEBERT
                                    MAYU SRIS
                                 JEFFREY MECKLER
                                  DR. ERIC ENDE
                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP
                           ICAHN ENTERPRISES G.P. INC.
                         ICAHN ENTERPRISES HOLDINGS L.P.
                                   IPH GP LLC
                               ICAHN CAPITAL L.P.
                                ICAHN ONSHORE LP
                                ICAHN OFFSHORE LP
                                  BECKTON CORP.


                               -------------------

To Our Fellow Amylin Stockholders:


     This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders ("Stockholders") of Amylin Pharmaceuticals, Inc. ("Amylin," "Corporation" or "Company") in connection with the solicitation of proxies by Carl C. Icahn and the Participants (as hereinafter defined), to be used at the 2009 Annual Meeting (the "Annual Meeting") of Stockholders of Amylin which is scheduled to be held at 8:30 a.m., local time, on May 27, 2009, at 4575 Eastgate Mall, San Diego, CA 92121, and at any adjournments, postponements or continuations thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about [ ].

     At the Annual Meeting, the Participants (as hereinafter defined) will seek to elect to the Board of Directors ("Board") of Amylin the following persons (each a "Nominee" and collectively, the "Nominees"):

                             Dr. Alexander J. Denner
                               Dr. Thomas F. Deuel
                                Dr. Peter Liebert

     Each of our Nominees has consented to being named in this Proxy Statement and, if elected, to serve as a director.

     Under the proxy rules as written we are required either to solicit proxies only for our Nominees, which would result in limiting the ability of Stockholders to fully exercise their voting rights to vote for a full complement of directors, or, alternatively, to solicit proxies in support of our Nominees and also to seek authority from Stockholders to vote for all of the Amylin nominees other than those Amylin nominees we specify, which enables a Stockholder who desires to vote for a full complement of twelve director nominees to use the GOLD proxy card to vote for our Nominees as well as for all or some of those of the Amylin nominees for whom we are seeking authority to vote. However, we sought and obtained from the staff ("Staff") of the Securities and Exchange Commission's ("Commission") Division of Corporation Finance a no-action letter dated March 30, 2009, which states that the Staff will not recommend that the Commission take any enforcement action should we provide a proxy card which seeks authority from Stockholders to vote for: (i) our Nominees; (ii) Eastbourne's nominees other than those nominees we specify on our GOLD proxy card; and (iii) Amylin's nominees other than those nominees we specify on our GOLD proxy card and, in each case, other than those nominees as to which the Stockholder specifically withholds our authority to vote for. The no-action letter is not binding on the Commission and contains certain conditions we believe we will meet. Therefore, although we indicated that we were going to nominate five persons as directors at the annual meeting, we have determined to nominate a slate of three such persons, Dr. Denner, Dr. Deuel and Dr. Liebert and are seeking authority to vote for all of the Eastbourne Capital Management, L.L.C. ("Eastbourne") nominees other than Marina S. Bozilenko, Charles M. Fleischman and William A. Nuerge and all of Amylin's nominees other than Joseph C. Cook, Jr., James R. Gavin III, Jay S. Skyler, Joseph P. Sullivan and James N. Wilson. As a result, should a Stockholder so authorize us, on the GOLD proxy card, we would cast votes for our three Nominees, two Eastbourne nominees and seven Amylin nominees. None of such Eastbourne nominees or Amylin nominees for whom we seek authority to vote have agreed to serve with any of our Nominees, if elected. Additionally, if Eastbourne or Amylin do not nominate the respective individuals for which we seek authority to vote, our GOLD proxy card will not allow such Stockholder to utilize the GOLD proxy card to vote for such individual. If such event occurs we reserve our right to amend our proxy materials to allow for the vote for a full complement of twelve directors.

     At the Annual Meeting, the Icahn Parties (as hereinafter defined) will also introduce a resolution to ask the Board of Amylin to promptly initiate and complete the necessary and appropriate process so that the Stockholders of Amylin can choose whether to change Amylin's jurisdiction of incorporation from Delaware to North Dakota and to become subject to the North Dakota Publicly Traded Corporations Act (the "North Dakota Reincorporation Proposal"). See "the North Dakota Reincorporation Proposal," below.

     Section 5(a)(iii) of the Company's Fourth Amended and Restated By-Laws provides that business may be brought before an annual meeting by a stockholder who was a stockholder of record at the time the stockholder gave advance notice of its intention to bring the business before the meeting. The Icahn Parties (as hereinafter defined) gave such notice on January 30, 2009, with respect to the North Dakota Reincorporation Proposal ("Reincorporation Proposal").

     The North Dakota Reincorporation Proposal requires for adoption the affirmative vote of the holders of a majority of the Common Stock present and voting on the Proposal. However, if adopted the Proposal is not binding upon Amylin's Board. Nonetheless, the Board will know that the Stockholders support the concept of the North Dakota Reincorporation Proposal and would urge the Board to take such action.

     THE PARTICIPANTS URGE YOU TO VOTE THE GOLD PROXY CARD FOR DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL AND DR. PETER LIEBERT AS DIRECTORS AND THE ICAHN PARTIES URGE YOU TO VOTE FOR THE NORTH DAKOTA REINCORPORATION PROPOSAL.

     The Nominees and each of the other Participants have no interest in Amylin other than through the beneficial ownership (if any) of shares of Common Stock, par value $.001 per share, of Amylin (the "Common Stock") or other securities (if any) of Amylin as disclosed herein, and, in the case of Dr. Ende and Mr. Meckler pursuant to their Consulting Agreements, as described herein, and in the case of Dr. Thomas F. Deuel and Dr. Peter Liebert, pursuant to an agreement in which certain affiliates of Carl C. Icahn have agreed to pay each of Dr. Thomas
F. Deuel and Dr. Peter Liebert $25,000 and to indemnify each Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting (the "Nominee Agreement").

     DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL AND DR. PETER LIEBERT ARE COMMITTED TO ACTING IN THE BEST INTEREST OF ALL STOCKHOLDERS OF AMYLIN. THE PARTICIPANTS URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL, AND DR. PETER LIEBERT AND THE ICAHN PARTIES URGE YOU TO VOTE FOR THE NORTH DAKOTA REINCORPORATION PROPOSAL.

                                    IMPORTANT

     According to Amylin's Proxy Statement, the Bylaws and applicable law, the election of the Nominees requires the affirmative vote of a plurality of the votes cast by the holders of Amylin's Common Stock at a meeting at which a quorum is present in person or represented by proxy and the North Dakota Reincorporation Proposal requires the affirmative vote of a majority of the votes cast by the holders of Amylin's Common Stock at a meeting at which a quorum is present in person or represented by proxy. As a result, your vote is extremely important. We urge you to mark, sign, date, and return the enclosed GOLD proxy card to vote FOR the election of each Nominee and FOR the North Dakota Reincorporation Proposal.


     WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY AMYLIN OR EASTBOURNE. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

     If you attend the annual meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to cancel your prior given proxy card. You must have written authority from the record owner to vote the shares of Common Stock in its name at the meeting. Contact D.F. King & Co., Inc. at the number shown in this proxy statement for assistance or if you have any questions.


     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. KING & CO., INC.
                   STOCKHOLDERS CALL TOLL-FREE: (800) 488-8075
                 BANKS AND BROKERS CALL COLLECT: (212) 269-5550


     Only holders of record of Amylin's voting securities as of the close of business on April 8, 2009 (the "Record Date") are entitled to notice of, and to attend and to vote at, the Annual Meeting and any adjournments or postponements thereof. According to the proxy statement of Amylin filed with the Securities and Exchange Commission ("Amylin's Proxy Statement"), as of the Record Date, there were outstanding 140,874,975 shares of Common Stock. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of Amylin held on the Record Date.

     As of the Record Date, the Participants and their affiliates beneficially owned an aggregate of 12,973,328 shares of Common Stock, representing approximately 9.21% of the outstanding shares of Common Stock. The Participants and their affiliates intend to vote such shares of Common Stock FOR the election of the Nominees and FOR the North Dakota Reincorporation Proposal.


     VOTE FOR THE NOMINEES AND FOR THE NORTH DAKOTA REINCORPORATION PROPOSAL BY USING THE ENCLOSED GOLD PROXY TO VOTE TODAY - BY TELEPHONE, BY INTERNET, OR BY MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU.

PARTICIPANTS IN SOLICITATION OF PROXIES


     In addition to the Nominees (who are Dr. Alexander J. Denner, Dr. Thomas F. Deuel and Dr. Peter Liebert), the participants in the solicitation of proxies (the "Participants") from Stockholders of Amylin include the following: Mr. Carl
C. Icahn, Mr. Mayu Sris, Mr. Jeffrey Meckler, Dr. Eric Ende, Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Partners Master Fund LP, a Cayman Islands limited partnership ("Icahn Master"), Icahn Partners Master Fund II LP, a Cayman Islands limited partnership ("Icahn Master II"), Icahn Partners Master Fund III LP, a Cayman Islands limited partnership ("Icahn Master III"), Beckton Corp., a Delaware corporation ("Beckton"), Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises Holdings"), IPH GP LLC, a Delaware limited liability company ("IPH"), Icahn Capital LP, a Delaware limited partnership ("Icahn Capital"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore").

     The address of Icahn Partners, Icahn Enterprises GP, Icahn Enterprises Holdings, Beckton, IPH, Icahn Capital, Icahn Onshore and Icahn Offshore is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The address of Icahn Master, Icahn Master II and Icahn Master III is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The business address of each of Messrs. Icahn, Sris and Meckler and Drs. Denner and Ende is c/o Icahn Associates Corp., 767 Fifth Avenue, Suite 4700, New York, NY 10153. Dr. Deuel's business address is The Scripps Research Institute, MEM 268, 10550 North Torrey Pines Road, La Jolla, California 92037. Dr. Liebert's, business address is 222 Westchester Avenue, Suite 403, White Plains, New York 10604.

     Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III (collectively, the "Icahn Parties" or the "Funds") are entities controlled by Mr. Icahn. Dr. Denner and Mr. Sris are employees and/or officers and directors of the Icahn Parties and various other entities controlled by Mr. Icahn, who may also participate in soliciting proxies from Amylin Stockholders. Drs. Denner and Ende and Messrs. Sris, and Meckler do not own beneficially any interest in securities of Amylin. Dr. Denner and Mr. Sris will not receive any special compensation in connection with such solicitation. In connection with their employment by Mr. Icahn and his affiliated companies, Dr. Denner, among other employees, has a participatory interest in the profits and fees derived by Mr. Icahn and/or his affiliated entities the Funds. Because only a portion of such profit interests are distributed and because of Dr. Denner's other investments in the Funds, Dr. Denner also has capital accounts in the Funds. Generally, in the aggregate, Dr. Denner's profit interests and capital accounts in the Funds entitle him to less than 2% of the profits generated by the Funds. Dr. Ende and Mr. Meckler are independent consultants retained by the Icahn Parties to solicit proxies and provide consulting services relating to this solicitation, another solicitation of proxies by the Icahn Parties and general consulting services relating to other investments by the Icahn Parties. Assuming the Annual Meeting of Amylin and the annual meeting relating to the other solicitation are each held in May and further assuming each contest is successful the agreements referred to herein may provide for payments of up to approximately $325,000.00


     Each of the Icahn Parties is principally engaged in the business of investing in securities.

     Annex A attached hereto sets forth, as to the Nominees and the other Participants, all transactions in securities of Amylin effected during the past two years and their beneficial ownership of securities of Amylin.

     With respect to each Participant (including the Nominees), except as set forth herein or in any of the Annexes attached hereto, (i) such Participant is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Amylin, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such Participant nor any of such Participant's associates have any arrangement or understanding with any person with respect to (A) any future employment by Amylin or its affiliates or (B) any future transactions to which Amylin or any of its affiliates will or may be a party.


PROPOSAL 1 -- ELECTION OF DIRECTORS


     On January 30, 2009 the Icahn Parties delivered a letter to Amylin, notifying Amylin that the Icahn Parties intend to nominate and will seek to elect at the Annual Meeting - Dr. Alexander J. Denner, Dr. Thomas F. Deuel and Dr. Peter Liebert as members of the board of directors of Amylin.(1) Each Nominee, if elected, would serve a one-year term and hold office until the 2010 annual meeting of Stockholders and until a successor has been duly elected and qualified. Background information about each of the Nominees is set forth below.


_________________________
(1) The notification letter also indicated that we intended to nominate Mr. Jules Haimovitz and Dr. Dr. David Sidransky but we have determined, at this time, not to nominate them. We reserve the right to change this and, if so, we shall file amended proxy materials.

     According to Amylin's Proxy Statement, the Board of Amylin intends to nominate twelve candidates for election as directors at the Annual Meeting. This proxy statement is soliciting proxies to elect Dr. Alexander J. Denner, Dr. Thomas F. Deuel and Dr. Peter Liebert, and to enable Stockholders to vote for the Amylin nominees other than Joseph C. Cook, Jr., James R. Gavin III, Jay S. Skyler, Joseph P. Sullivan and James N. Wilson and the Eastbourne nominees other than Marina S. Bozilenko, Charles M. Fleischman and William A. Nuerge. Therefore, should a Stockholder so authorize us, we will cast votes for our three Nominees, two Eastbourne nominees and seven Amylin nominees. None of such Eastbourne nominees or Amylin nominees for whom we seek authority to vote have agreed to serve with each other or to serve with any of our Nominees, if elected.

     The Company has disclosed in its 2009 Preliminary Proxy Statement that if as a result of the election of our Nominees and the nominees of Eastbourne, a majority of the Board ceases to be composed of the incumbent directors or other individuals approved by a majority of the incumbent directors, then a "change of control" under the Company's credit agreement and a "fundamental change" under the indenture for the Company's convertible notes due 2014 ("2007 Notes") will be triggered. In addition, the Company has stated that approval of the non-management nominees cannot avoid the occurrence of a "change of control" under the credit agreement in the event six or more non-management are elected. You should refer to the Company's 2009 Definitive Proxy Statement and other public filings for more information concerning these provisions.

     On March 24, 2009, San Antonio Fire & Police Pension Fund ("San Antonio"), a purported stockholder of the Company, filed a class action lawsuit in the Delaware Court of Chancery against the Company and its directors seeking to disable debt acceleration provisions that would be triggered in the event of certain changes in the composition of Amylin's Board in the Company's 2007 Notes and the 2007 Credit Agreement. On April 6, 2009, San Antonio filed a Third Amended Complaint against the Company, its directors and Bank of America, N.A. (the lead bank on the 2007 Credit Agreement), alleging that the directors of the Company violated their fiduciary duties by adopting such acceleration provisions in the 2007 Notes and in the 2007 Credit Agreement and by failing to approve the nominees of the Icahn Parties and Eastbourne pursuant to the 2007 Indenture (so that if the current directors constitute, after the 2009 annual meeting, less than a majority of the Board, a default in the 2007 Notes would not thereby occur), that such acceleration provisions in the 2007 Credit Agreement are unlawful and invalid, and that the Company's disclosures concerning the acceleration provisions are coercive and misleading. The Icahn Parties moved to intervene as individual plaintiffs in the lawsuit.

     According to the Form 8K filed by the Company on April 15, 2007, as part of a settlement agreement between the Company and San Antonio, the Board has determined, subject only to the entry of a final, non-appealable order prior to May 27, 2009 declaring that the Board possesses the contractual right to do so, that the Board will "approve" our Nominees and the Eastbourne nominees for the purpose of the 2007 Notes.

     On April 16, 2009, San Antonio filed a Fourth Amended Class Action Complaint For Declaratory Relief adding Bank of New York Trust Company (Trustee under the 2007 Indenture) as a Defendant and seeking, among other things, declarations that (i) the directors of the Company breached their duty of care in approving the acceleration provisions in the 2007 Notes and in the 2007 Credit Agreement (ii) the Board possesses the sole right and power under the terms of the 2007 Indenture to approve any nominations proposed by the Icahn
Parties or Eastbourne in order to nullify "continuing director" repurchase obligations in the 2007 Notes, or in the alternative, that those provisions are invalid and (ii) the change of control repurchase provision in the 2007 Credit Agreement is invalid and unenforceable.

     Trial remains scheduled for May 4 and 5, 2009.

     As of the date of this filing, it is not clear what the full Eastbourne slate of nominees will be. Therefore, it is possible the results of the voting by Stockholders could be that at least six persons who are elected will not be current directors, and that the court in the Delaware action will not have ruled such that either the terms of the 2007 Notes or of the 2007 Credit Agreement will cause there to be an acceleration of the debt instruments covered thereby. On the other hand if the Eastbourne slate consists of the two Eastbourne nominees for whom we seek the authority to vote and if it seeks the authority to vote for our nominees, then it will not be possible for there to be elected enough persons who are not currently directors (assuming the Company nominates a slate of twelve directors) so that the applicable terms of the debt instruments will not be violated and the debt will not thereby be accelerated.

     Dr. Alexander J. Denner, Dr. Thomas F. Deuel and Dr. Peter Liebert are each party to a Nominee Agreement, substantially in the form attached hereto as Annex B, pursuant to which the Icahn Parties have agreed to pay certain fees to each such Nominee (other than Dr. Denner) and to indemnify each such Nominee with respect to certain costs incurred by each such Nominee in connection with the proxy contest relating to the Annual Meeting. Except as disclosed in this Proxy Statement, including the Annexes attached hereto and as provided in the Nominee Agreement (which, among other things, provides for a payment to each of Dr. Thomas F. Deuel and Dr. Peter Liebert of $25,000), none of the Nominees will receive any compensation from any of the Participants or any of their affiliates in connection with this proxy solicitation. Dr. Thomas F. Deuel and Dr. Peter Liebert have an interest in the election of directors at the Annual Meeting pursuant to the Nominee Agreement relating to such Nominee. Dr. Liebert has an interest in the election through his ownership of 2,000 shares of Common Stock. Dr. Denner has an interest in the election of directors at the Annual Meeting indirectly through his capital accounts and other investments in the Funds.


     The Nominees would not be barred from being considered independent under the independence requirements of The NASDAQ Stock Market, Inc. and the independence standards applicable to Amylin under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

     Other than as disclosed in this Proxy Statement, including the Annexes attached hereto, (i) the Nominees are not, nor were they within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of Amylin, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) none of the Nominees nor any of their respective associates have any arrangement or understanding with any person with respect to (A) any future employment by Amylin or its affiliates or (B) any future transactions to which Amylin or any of its affiliates will or may be a party.

DR. ALEXANDER J. DENNER

     Dr. Alexander J. Denner, 39,serves as Managing Director of entities affiliated with Carl C. Icahn, including Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III. Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III are private investment funds. Dr. Denner has served in this position since August 2006. From April 2005 to May 2006, Dr. Denner served as a portfolio manager specializing in healthcare investments for Viking Global Investors. Previously, he served in a variety of roles at Morgan Stanley, beginning in 1996, including as portfolio manager of healthcare and biotechnology mutual funds. Dr. Denner was the chairman of the Executive Committee of the Board of Directors of ImClone Systems Incorporated, a publicly traded biopharmaceutical company, and a director of ImClone Systems Incorporated from April 2006 until the company was purchased in November 2008. In addition, Dr. Denner has served as a director of Adventrx Pharmaceuticals Inc., a publicly traded biopharmaceutical company since October 2006. Dr. Denner received his S.B. degree from the Massachusetts Institute of Technology and his M.S., M.Phil., and Ph.D. degrees from Yale University.

DR. THOMAS F. DEUEL

     Dr. Deuel, 74, is currently a Professor of Molecular and Experimental Medicine and Cell Biology, Director of the Division of Molecular Oncology, Department of Molecular and Experimental Medicine, and Director of the Vascular Biology Affinity Group at The Scripps Research Institute since February 2002. Also, since 1998, Dr. Deuel has served as a Professor of Medicine at Harvard Medical School. He is currently a Professor Emeritus at Harvard Medical School. In addition, from 1996 to 2002, Dr. Deuel served as a Director, Division of Growth Regulation at Beth Israel Hospital, Boston, Massachusetts and, prior to that, was a Professor of Medicine and Biochemistry and the head of Oncology Services at the Washington University School of Medicine, St. Louis, Missouri. He is a member of the Institute of Medicine at the National Academy of Sciences. Dr. Deuel is also President of the Edward R. Mallinckrodt Foundation, St. Louis, Missouri. He has served on various editorial boards, including the Journal of Clinical Investigation and Blood, and currently is on the Editorial Board of Current Opinion in Hematology and Section Editor for Vascular Biology. Dr. Deuel has served and continues to serve on numerous scientific advisory boards for various companies, including scientific advisory board of ImClone Systems Incorporated, a publicly traded biopharmaceutical company, during the existence of such board (from 1988 to 2001). From July 2007 to November 2008, Dr. Deuel had served on ImClone's board of directors. Dr. Deuel holds an M.D. from Columbia University and an A.B. from Princeton University.



DR. PETER LIEBERT

     Dr. Liebert, 73, served as a director of ImClone Systems Inc., a biotechnology company, between October 2006 and November 2008. Dr. Liebert has been a pediatric surgeon in private practice since 1968 and is Chief, Pediatric Surgery, The Stamford Hospital, Stamford, CT. From 1981 to 2006, Dr. Liebert was Clinical Associate Professor of Surgery at the College of Physicians & Surgeons of Columbia University. Dr. Liebert is currently President of the Westchester Surgical Society. Dr. Liebert is a former president of the Westchester County Medical Society and a former member of the Awards Jury of the Lasker Foundation. Dr. Liebert is a member of the editorial board of the Journal of Medicinal Food focusing on prevention of adolescent and young adult obesity and diabetes. Dr. Liebert is Chairman of the Board of Rx Vitamins, Inc. and is a director of Cadus Corporation, a publicly held, drug discovery company controlled by Carl C. Icahn. Dr. Liebert holds an M.D. from Harvard Medical School and an A.B. from Princeton University.




     WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL AND DR. PETER LIEBERT BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF DR.
ALEXANDER J. DENNER, DR. THOMAS F. DEUEL AND DR. PETER LIEBERT AND THE EASTBOURNE NOMINEES OTHER THAN MARINA S. BOZILENKO, CHARLES M. FLEISCHMAN AND WILLIAM A. NUERGE AND THE AMYLIN NOMINEES OTHER THAN JOSEPH C. COOK, JR., JAMES
R. GAVIN III, JAY S. SKYLER, JOSEPH P. SULLIVAN AND JAMES N. WILSON.


PROPOSAL 5 -- NORTH DAKOTA REINCORPORATION PROPOSAL


The proposal states:

          "RESOLVED, that the stockholders of the Corporation hereby request the Board of Directors of the Corporation to take all action as is necessary and appropriate to properly initiate and complete the process to change the Corporation's jurisdiction of incorporation from Delaware to North Dakota and to become subject to the North Dakota Publicly Traded Corporations Act."


     The Icahn Parties believe that North Dakota Publicly Traded Corporations Act is the most stockholder-friendly corporation law in the United States as it relates to public companies and that being incorporated there and subject to the North Dakota Act would give Stockholders considerably more protection against management entrenchment and would make it easier for third parties to successfully bid for the Company. Although there can be no assurances, this could enable Stockholders, in some cases, to achieve a premium over market for their shares of Common Stock.


     Other than the change in corporate domicile, the North Dakota Reincorporation is not intended to result in any change in the business, physical location, management, assets, liabilities or net worth of the Company, nor is it intended to result in any change in location of Company employees, including the Company's management. Upon consummation of a North Dakota Reincorporation, it is anticipated that the daily business operations of the Company will continue as they are presently conducted.

Principal Reasons for the Reincorporation


     The  Icahn   Parties   believe  that  there  are  several   reasons  why  a
reincorporation to North Dakota and becoming subject to the North Dakota Publicly Traded Corporations Act is in the best interests of Amylin and its Stockholders. If the Company were governed by the North Dakota Publicly Traded Corporations Act as opposed to the General Corporation Law of Delaware:


o The board of directors would be elected by a majority vote (as opposed to a mere plurality) and directors defeated under the majority voting system would be prohibited from being appointed by the board of directors to fill a vacancy;

o The board of directors could not be classified (staggered), each director would be elected every year and the board of directors would not be able to change its size when it has reason to believe there will be a contested election;

o The chairman of the board of directors could not serve as an executive officer;

o Shareholders who have held five percent (5%) or more of the Company's outstanding shares for at least two years would have access to management's proxy statement to nominate directors;

o All shareholders would be reimbursed for proxy contest expenses in the election of directors, to the extent they are successful;

o Shareholders would be statutorily entitled to an advisory vote each year on executive compensation (a "say on pay" proposal);

o The ability of the board of directors to adopt and maintain a poison pill would be limited in several respects;

o Antitakeover provisions proposed for inclusion in the Company's charter or bylaws would require the prior approval of two-thirds of the shares entitled to vote;

o Shareholders could not be required to provide more than ninety (90) days notice in advance of a shareholder meeting when making nominations to the board of directors and there would be limitations on the type of information that could be required in connection with such nominations;

o Shareholders who own 5% or more of the Company's outstanding shares would have a right to propose and approve amendments to the Company's charter without prior board approval; and

o The Company could not add a requirement to its charter or bylaws that certain actions require the approval of a super majority vote.


     The North Dakota Publicly Traded Corporations Act would provide shareholders more rights than are generally currently available under other state corporation laws, including Delaware, where the Company is currently incorporated, as further described above under "Principal Reasons for Reincorporation." Moreover, the North Dakota Publicly Traded Corporations Act expressly provides that it "must be liberally construed to protect and enhance the rights of shareholders in publicly traded corporations."


     In addition to providing increased shareholder rights, the North Dakota Publicly Traded Corporations Act contains a franchise tax system that is specifically designed to impose significantly less cost on companies than the Delaware franchise tax system, thereby providing additional value to shareholders.


THE ICAHN PARTIES STRONGLY URGE YOU TO VOTE FOR THE NORTH DAKOTA REINCORPOATION PROPOSAL BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD FOR THE NORTH DAKOTA REINCORPORATION PROPOSAL.


OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING


     According to Amylin's Proxy Statement, Amylin is soliciting proxies with respect to three other proposals. Please refer to Amylin's Proxy Statement for a detailed discussion of these proposals, including various arguments in favor of and against such proposals. These proposals are outlined below. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL OF THE SHARES OF COMMON STOCK REPRESENTED BY YOUR GOLD PROXY CARD (I) FOR PROPOSALS 2, 3 and 4 LISTED BELOW.


PROPOSAL 2 -- APPROVAL OF AMYLIN'S 2009 EQUITY INCENTIVE PLAN

According to the Company's 2009 Definitive Proxy Statement, the Company will also solicit proxies with respect to a proposal for the Stockholders to approve the Company's 2009 Equity Incentive Plan ("EIP"). Please refer to the Company's 2009 Definitive Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote, FOR this proposal.


PROPOSAL 3 -- APPROVAL OF AMENDMENT OF THE 2001 EMPLOYEE STOCK PURCHASE PLAN

According to the Company's 2009 Definitive Proxy Statement, the Company will also solicit proxies with respect to a proposal for the Stockholders to approve an increase of 1,500,000 shares in the aggregate number of shares of the Company's Common Stock authorized for issuance under the Company's 2001 Employee Stock Purchase Plan (the "2001 Employee Stock Purchase Plan Proposal"). Please refer to the Company's 2009 Definitive Proxy Statement for a discussion of such proposal. The Participants intend to vote, and recommend that you vote, FOR this proposal.

PROPOSAL  4 --  RATIFICATION  OF  SELECTION  OF  INDEPENDENT  REGISTERED  PUBLIC
                ACCOUNTING FIRM

According to the Company's 2009 Definitive Proxy Statement, the Stockholders will be asked to vote to ratify the selection of Ernst & Young LLP as Amylin's independent registered public accounting firm for the fiscal year ending December 31, 2009. The Participants intend to vote, and recommend that you vote, FOR this proposal.


OTHER PROPOSALS

     The Participants and their affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

     According to Amylin's Proxy Statement, the Bylaws and applicable law, holders of shares of Amylin's Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.


     According to Amylin's Proxy Statement, the Bylaws and applicable law, directors are elected by a plurality of the votes cast by the holders of Amylin's Common Stock at a meeting at which a quorum is present. Plurality means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. Consequently, any shares of Common Stock not voted (whether by abstention, broker non-vote or otherwise) have no impact in the election of directors. A quorum is the presence by person or by proxy of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Annual Meeting. The shares of Common Stock represented by a proxy marked "withhold" or "abstain" will be considered present at the Annual Meeting for purposes of determining a quorum.


BROKER NON-VOTES


     If you hold your shares of Common Stock through a bank, broker or other nominee and do not provide voting instructions to the record holder of the shares of Common Stock, your shares of Common Stock will not be voted on any proposal on which your broker or nominee does not have discretionary authority to vote. In this case, a "broker non-vote" occurs. Shares of Common Stock constituting broker non-votes are not counted or deemed to be present or represented for the purpose of determining whether shareholders have approved a matter, but they are counted as present for the purpose of determining a quorum at the Annual Meeting.

     For the Annual Meeting, because of the solicitation of proxies described in this proxy statement, the election of directors at the Annual Meeting is a "non-routine matter" and brokers do not have discretionary authority to vote your shares of Common Stock on "non-routine matters." Therefore, unless you provide specific voting instructions to your broker, your broker will not have discretionary authority to vote your shares of Common Stock for the election of directors at the Annual Meeting and your shares of Common Stock will not be voted for any of the nominees. If your shares of Common Stock are held in street name, your broker or nominee has enclosed a voting instruction card with this proxy statement. We strongly encourage you to vote your shares of Common Stock by following the instructions provided on the voting instruction card

     According to Amylin's Proxy Statement, the Bylaws and applicable law, the affirmative vote of a majority of shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon are required to (i) approve the North Dakota Reincorporation Proposal, (ii) approval of Amylin's 2009 Equity Incentive Plan; (iii) approval of the amendment to the 2001 Employee Stock Purchase Plan; and (iv) ratify the selection of the independent registered accounting firm.


     As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

     1. Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;

     2. Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record.

     3. Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or


     4. Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting. If you hold your shares of Common Stock through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.


     To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.


     Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares of Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES OF COMMON STOCK WILL BE VOTED (I) FOR DR. ALEXANDER J. DENNER FOR DIRECTOR; (II) FOR DR. THOMAS F. DEUEL FOR DIRECTOR; (III) FOR DR. PETER LIEBERT FOR DIRECTOR; (IV) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY EASTBOURNE TO SERVE AS DIRECTORS, OTHER THAN MARINA S. BOZILENKO, CHARLES M. FLEISCHMAN AND WILLIAM A. NUERGE; (V) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY AMYLIN TO SERVE AS DIRECTORS, OTHER THAN JOSEPH C. COOK, JR., JAMES R. GAVIN III, JAY S. SKYLER, JOSEPH P. SULLIVAN AND JAMES N. WILSON;
(VI) FOR THE NORTH DAKOTA REINCORPOATION PROPOSAL; (VII) FOR AMYLIN'S 2009 EQUITY INCENTIVE PLAN; (VIII) FOR THE AMENDMENT TO THE 2001 EMPLOYEE STOCK PURCHASE PLAN; (IX) FOR THE RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED ACCOUNTING FIRM; AND (X) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.


     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. KING & CO., INC.
                   STOCKHOLDERS CALL TOLL-FREE: (800) 488-8075
                 BANKS AND BROKERAGE FIRMS CALL: (212) 269-5550

PROXY PROCEDURES

     IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE OR USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET.

     The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.


     Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares of Common Stock after the Record Date. Accordingly, it is important that you vote the shares of Common Stock held by you on the Record Date, or grant a proxy to vote such shares of Common Stock on the GOLD proxy card, even if you sell such shares of Common Stock after the Record Date.

     IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.



REVOCATION OF PROXIES


     Any   Stockholder  of  record  may  revoke  or  change  his  or  her  proxy instructions at any time prior to the vote at the Annual Meeting by:

     o submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any Blue or White proxy cards which you may have submitted to Amylin;

     o instructing the Icahn Parties by telephone or via the Internet as to how you would like your shares of Common Stock voted (instructions are on your GOLD proxy card);


     o attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

     o delivering written notice of revocation either to the Icahn Parties c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, or the Corporate Secretary of Amylin.

     Although a revocation is effective if delivered to Amylin, the Icahn Parties request that either the original or a copy of any revocation be mailed to the Icahn Parties c/o D.F. King & Co., Inc., 48 Wall Street, New York, NY 10005, so that the Icahn Parties will be aware of all revocations.


     IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE OR BLUE PROXY CARD TO AMYLIN, WE URGE YOU TO REVOKE IT BY (1) MARKING, SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES OF COMMON STOCK VOTED WITH RESPECT TO THE GOLD PROXY CARD, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO THE ICAHN PARTIES OR TO THE CORPORATE SECRETARY OF THE COMPANY.



COST AND METHOD OF SOLICITATION


     Solicitation of proxies shall be made by Drs. Denner and Ende and Messrs. Icahn, Sris and Meckler.


     The Icahn Parties have retained D.F. King & Co., Inc. ("D.F. King") to conduct the solicitation, for which D.F. King is to receive a fee not to exceed $150,000, plus reimbursement for its reasonable out-of-pocket expenses. The Icahn Parties have agreed to indemnify D.F. King against certain liabilities and expenses, including certain liabilities under the federal securities laws. Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to D.F. King pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that D.F. King will employ up to [75] persons to solicit proxies from Amylin Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is approximately [$] to date, and is estimated to be [$] in total.

     The Icahn Parties do not intend to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that any of the Nominees are elected to the Board of Directors of Amylin.


CERTAIN LITIGATION


     The Company has issued $575 million of notes (the "2007 Notes"), the indenture for which (the "Indenture") provides the holders of the 2007 Notes the right to require the Company to repurchase the 2007 Notes at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon, within 35 days after the date upon which "continuing directors" do not constitute a majority of the Company's Board. Under the Indenture, "continuing directors" are individuals who constituted the Board of Directors on the issue date of the 2007 Notes, or any new directors whose election to the Board or nomination for election was approved by at least a majority of the directors still in office.

     The Company is also party to a Credit Agreement with certain banks dated as of December 21, 2007 pursuant to which the Company has borrowed $125 million. Under the 2007 Credit Agreement, borrowed funds become repayable upon a "change of control," which is defined to occur when persons who were members of the Board at the start of any 24 month period no longer constitute a majority of the Board, unless the nomination of the new directors was approved by the prior members of the board, other than as a result of an actual or threatened solicitation of proxies or consents for the election or removal of directors.

     On March 24, 2009, San Antonio Fire & Police Pension Fund ("San Antonio"), a purported stockholder of the Company, filed a class action lawsuit in the Delaware Court of Chancery against the Company and its directors seeking to disable debt acceleration provisions that would be triggered in the event of certain changes in the composition of the Company's Board in the Company's 2007 Notes and the 2007 Credit Agreement. On April 6, 2009, San Antonio filed a Third Amended Complaint against the Company, its directors and Bank of America, N.A. (the lead bank on the Credit Agreement), alleging that the directors of the Company violated their fiduciary duties by adopting the acceleration provisions in the 2007 Notes and in the 2007 Credit Agreement and by failing to approve the nominees of the Icahn Parties and Eastbourne pursuant to the 2007 Indenture, that the acceleration provisions in the 2007 Credit Agreement are unlawful and invalid, and that the Company's disclosures concerning the acceleration provisions are coercive and misleading. The Icahn Parties moved to intervene as individual plaintiffs in the lawsuit. The court ordered expedited proceedings in the lawsuit, and scheduled a trial for May 4 and 5, 2009.

     According to the Form 8-K filed by the Company on April 15, 2007, the Company and San Antonio agreed to a partial settlement of the action by which, among other things, the Board determined, subject only to the entry of a final, non-appealable order prior to May 27, 2009 declaring that the Board possesses the contractual right to do so, that the Board will "approve" our Nominees and the Eastbourne nominees for the purpose of the 2007 Notes.

     On April 16, 2009, San Antonio filed a Fourth Amended Class Action Complaint For Declaratory Relief adding Bank of New York Trust Company (Trustee under the 2007 Indenture) as a Defendant and seeking, among other things, declarations that (i) the directors of the Company breached their duty of care in approving the acceleration provisions in the 2007 Notes and in the 2007 Credit Agreement (ii) the Board possesses the sole right and power under the terms of the 2007 Indenture to approve any nominations proposed by the Icahn
Parties or Eastbourne in order to nullify "continuing director" repurchase obligations in the 2007 Notes, or in the alternative, that those provisions are invalid and (ii) the change of control repurchase provision in the 2007 Credit Agreement is invalid and unenforceable.

     Trial remains scheduled for May 4 and 5, 2009.


ADDITIONAL INFORMATION

     Certain information regarding the securities of Amylin held by Amylin's directors, management and 5% Stockholders is contained in Amylin's Proxy
Statement. Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of Stockholders of Amylin must be received by Amylin for inclusion in Amylin's Proxy Statement and form of proxy for that meeting is also contained in Amylin's Proxy Statement. This information is expected to be contained in Amylin's public filings. The Participants take no responsibility for the accuracy or completeness of such information contained in Amylin's public filings.


Date:


                                             CARL C. ICAHN
                                             DR. ALEXANDER J. DENNER
                                             DR. THOMAS F. DEUEL
                                             DR. PETER LIEBERT
                                             ICAHN PARTNERS LP
                                             ICAHN PARTNERS MASTER FUND LP
                                             ICAHN PARTNERS MASTER FUND II LP
                                             ICAHN PARTNERS MASTER FUND III LP
                                             ICAHN ENTERPRISES G.P. INC.
                                             ICAHN ENTERPRISES HOLDINGS L.P.
                                             IPH GP LLC
                                             ICAHN CAPITAL L.P.
                                             ICAHN ONSHORE LP
                                             ICAHN OFFSHORE LP
                                             BECKTON CORP.

ANNEX A

BENEFICIAL OWNERSHIP OF SECURITIES OF AMYLIN


Beneficial Ownership by the Icahn Parties of Securities of Amylin as of the close of business on April 22, 2009:


(1) Title          (2) Name of Beneficial    (3) Amount and    (4) Percent of
    of                 Beneficial                Nature of         Class (3)
    Class              Owner (2)                 Beneficial
                                                 Ownership


Common Stock,          Icahn Partners             4,533,433          3.22%
par value $0.001
per share
Common Stock,          Icahn Master               5,592,721          3.97%
par value $0.001
per share
Common Stock,          Icahn Master II            2,057,967          1.46%
par value $0.001
per share
Common Stock,          Icahn Master III             787,207          0.56%
par value $0.001
per share



_________________________
(2) Please note that each record holder listed in this table is, as of the date of this filling, the direct beneficial owner of the shares set forth under the heading "(3) Amount of Beneficial Ownership" and that indirect beneficial ownership of shares is described below in the text of this Annex A under the heading "Description of Beneficial Ownership."

(3) Please note that percentages of ownership set forth in this column were calculated based on the amount of shares of Common Stock stated to be outstanding as April 8, 2009 by the Company in the Company's Definitive Proxy Statement.

INFORMATION ABOUT MR. ICAHN

     Mr. Icahn has an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of securities, as described below.

Carl C. Icahn has served as chairman of the board and a director of Starfire Holding Corporation ("Starfire"), a privately-held holding company, and chairman of the board and a director of various subsidiaries of Starfire, since 1984. Since August 2007, through his position as Chief Executive Officer of Icahn Capital LP, a wholly-owned subsidiary of Icahn Enterprises L.P. ("Icahn Enterprises"), and certain related entities, Mr. Icahn's principal occupation is managing private investment funds, including Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, and Icahn Partners Master Fund III LP. Prior to August 2007, Mr. Icahn conducted this occupation through his entities CCI Onshore Corp. and CCI Offshore Corp., since November 2004. Since November 1990, Mr. Icahn has been chairman of the board of Icahn Enterprises G.P. Inc., the general partner of Icahn Enterprises. Icahn Enterprises is a diversified holding company engaged in a variety of businesses, including investment management, metals, real estate, and home fashion. Mr. Icahn was chairman of the board and president of Icahn & Co., Inc., a registered broker-dealer and a member of the National Association of Securities Dealers, from 1968 to 2005. Mr. Icahn has served as chairman of the board and as a director of American Railcar Industries, Inc., a company that is primarily engaged in the business of manufacturing covered hopper and tank railcars, since 1994. From October 1998 through May 2004, Mr. Icahn was the president and a director of Stratosphere Corporation, the owner and operator of the Stratosphere Hotel and Casino in Las Vegas, which, until February 2008, was a subsidiary of Icahn Enterprises. From September 2000 to February 2007, Mr. Icahn served as the chairman of the board of GB Holdings, Inc., which owned an interest in Atlantic Coast Holdings, Inc., the owner and operator of The Sands casino in Atlantic City until November 2006. From September 2006 to November 2008, Mr. Icahn was a director of ImClone Systems Incorporated ("ImClone"), a biopharmaceutical company, and from October 2006 to November 2008, he was the chairman of the board of ImClone. Mr. Icahn has been chairman of the board and a director of XO Holdings, Inc., a telecommunications services provider, since February 2006, and of its predecessor from January 2003 to February 2006. Mr. Icahn has served as a Director of Cadus Corporation, a company engaged in the ownership and licensing of yeast-based drug discovery technologies since July 1993. In May 2005, Mr. Icahn became a director of Blockbuster Inc., a provider of in-home movie rental and game entertainment. In October 2005, Mr. Icahn became a director of WestPoint International, Inc., a manufacturer of bed and bath home fashion products. In August 2007, Mr. Icahn became a director of WCI Communities, Inc. ("WCI"), a homebuilding company, and since September 2007, has been the chairman of the board of WCI. In December 2007, Mr. Icahn became a director of Federal-Mogul Corporation ("Federal-Mogul"), a supplier of automotive products, and since January 2008, has been the chairman of the board of Federal-Mogul. In April, 2008, Mr. Icahn became a director of Motricity, Inc., a company that provides mobile content services and solutions. In August, 2008, Mr. Icahn became a director of Yahoo! Inc., a company that provides Internet services to users, advertisers, publishers, and developers worldwide. Mr. Icahn received his B.A. from Princeton University.

            DESCRIPTION OF BENEFICIAL OWNERSHIP AND BENEFICIAL OWNERS

     Beckton Corp., a Delaware corporation ("Beckton") is the sole stockholder of Icahn Enterprises G.P. Inc., a Delaware corporation ("Icahn Enterprises GP"), which is the general partner of Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Holdings"). Icahn Holdings is the sole member of IPH GP LLC, a Delaware limited liability company ("IPH"), which is the general partner of Icahn Capital L.P., a Delaware limited partnership ("Icahn Capital"). Icahn Capital is the general partner of each of Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore") and Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"). Icahn Onshore is the general partner of Icahn Partners. Icahn Offshore is the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Beckton is 100 percent owned by Carl C. Icahn ("Mr. Icahn," and collectively with Beckton, Icahn Enterprises GP, Icahn Holdings, IPH, Icahn Capital, Icahn Onshore, Icahn Offshore, the "Beneficial Owners" and each of them a "Beneficial Owner." As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Icahn Parties.

     The principal business address of each of (i) Icahn Offshore, Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601 and
(ii) Mr. Icahn is c/o Icahn Capital LP., 767 Fifth Avenue, 47th Floor, New York, NY 10153.

     Icahn Offshore is primarily engaged in the business of serving as the general partner of each of Icahn Master, Icahn Master II and Icahn Master III. Icahn Onshore is primarily engaged in the business of serving as the general partner of Icahn Partners. Icahn Capital is primarily engaged in the business of serving as the general partner of each of Icahn Offshore and Icahn Onshore. IPH is primarily engaged in the business of serving as the general partner of Icahn Capital. Icahn Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.


     The Icahn Parties and Carl C. Icahn are deemed to beneficially own, in the aggregate, 12,971,328 shares of Common Stock, representing approximately 9.21% of the Corporation's outstanding shares of Common Stock (based upon the 140,874,975 shares stated to be outstanding as of April 8, 2009 by the Company in the Company's Definitive Proxy Statement).

     Icahn Partners has sole voting power and sole dispositive power with regard to 4,533,433 shares of Common Stock. Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,592,721 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares. Icahn Master II has sole voting power and sole dispositive power with regard to 2,057,967 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares. Icahn Master III has sole voting power and sole dispositive power with regard to 787,207 shares of Common Stock. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such shares.

     Each of Icahn Onshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Partners, are deemed to indirectly beneficially own the 4,533,433 shares of Common Stock which Icahn Partners directly beneficially owns. Each of Icahn Offshore, Icahn Capital, IPH, Icahn Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Master, Icahn Master II and Icahn Master III, is deemed to indirectly beneficially own the 8,437,895 shares of Common Stock which Icahn Master, Icahn Master II and Icahn Master III directly beneficially own.



                             TWO YEAR SUMMARY TABLE:


The following table indicates the date of each purchase and sale of shares of Common Stock, as well as the exercise of any call options, by Mr. Icahn and his affiliates and Dr. Peter Liebert within the past two years, and the number of shares in each such purchase and sale or call option exercise.


                                                             SHARES PURCHASED/
                                                             (SOLD) AND CALL
NAME                                          DATE           OPTIONS EXERCISED
----                                          ----           -------------------
High River Limited Partnership              7/25/2007             100,000
High River Limited Partnership              7/26/2007              40,120
High River Limited Partnership              7/27/2007              98,480
High River Limited Partnership              7/30/2007              46,260
High River Limited Partnership              7/31/2007              66,620
High River Limited Partnership               8/1/2007              23,160
High River Limited Partnership               8/2/2007               8,940
High River Limited Partnership              8/30/2007             (23,422)
High River Limited Partnership              8/31/2007             (29,169)
High River Limited Partnership               9/4/2007             (44,070)
High River Limited Partnership               9/5/2007              (3,339)
High River Limited Partnership               9/5/2007             (40,120)
High River Limited Partnership               9/5/2007             (30,701)
High River Limited Partnership               9/6/2007             (45,040)
High River Limited Partnership              9/10/2007             (22,739)
High River Limited Partnership              9/10/2007              (4,661)
High River Limited Partnership              9/11/2007             (11,860)
High River Limited Partnership              9/12/2007              (9,640)
High River Limited Partnership              9/14/2007             (20,099)
High River Limited Partnership              9/14/2007             (31,901)
High River Limited Partnership              9/19/2007             (34,719)
High River Limited Partnership              9/19/2007             (23,160)
High River Limited Partnership              9/19/2007              (2,648)
High River Limited Partnership              9/20/2007                (440)
High River Limited Partnership              9/21/2007              (5,852)
Icahn Partners LP                           7/25/2007             128,314
Icahn Partners LP                           7/26/2007              51,480
Icahn Partners LP                           7/27/2007             126,375
Icahn Partners LP                           7/30/2007              59,360
Icahn Partners LP                           7/31/2007              85,487
Icahn Partners LP                            8/1/2007              30,678
Icahn Partners LP                            8/2/2007              11,494
Icahn Partners LP                           8/30/2007             (30,061)
Icahn Partners LP                           8/31/2007             (37,509)
Icahn Partners LP                            9/4/2007             (31,854)
Icahn Partners LP                            9/5/2007             (28,890)
Icahn Partners LP                            9/5/2007             (51,480)
Icahn Partners LP                            9/5/2007             (21,408)
Icahn Partners LP                            9/6/2007             (61,836)
Icahn Partners LP                           9/10/2007             (37,599)
Icahn Partners LP                           9/11/2007              (5,532)
Icahn Partners LP                           9/11/2007             (10,743)
Icahn Partners LP                           9/12/2007             (13,229)
Icahn Partners LP                           9/14/2007             (35,388)
Icahn Partners LP                           9/14/2007             (35,962)
Icahn Partners LP                           9/19/2007             (49,525)
Icahn Partners LP                           9/19/2007             (30,678)
Icahn Partners LP                           9/19/2007              (2,861)
Icahn Partners LP                           9/20/2007                (604)
Icahn Partners LP                           9/21/2007              (8,029)
Icahn Partners LP                           1/31/2008              78,865
Icahn Partners LP                            2/1/2008              93,018
Icahn Partners LP                            2/6/2008              47,847
Icahn Partners LP                            2/6/2008               1,000
Icahn Partners LP                            2/7/2008             139,515
Icahn Partners LP                            2/8/2008             105,839
Icahn Partners LP                           2/11/2008              18,701
Icahn Partners LP                           2/12/2008             279,088
Icahn Partners LP                           2/13/2008              20,644
Icahn Partners LP                           2/14/2008              74,798
Icahn Partners LP                           2/15/2008             139,401
Icahn Partners LP                           2/19/2008             127,271
Icahn Partners LP                           2/20/2008              74,798
Icahn Partners LP                           2/21/2008              59,838
Icahn Partners LP                           2/22/2008              75,398
Icahn Partners LP                           2/25/2008              44,958
Icahn Partners LP                           2/27/2008             261,809
Icahn Partners LP                           2/28/2008              74,802
Icahn Partners LP                           2/29/2008              88,492
Icahn Partners LP                            3/3/2008             127,470
Icahn Partners LP                            3/4/2008             104,261
Icahn Partners LP                            3/5/2008             128,713
Icahn Partners LP                            3/6/2008             113,739
Icahn Partners LP                           3/10/2008             122,505
Icahn Partners LP                           3/11/2008              56,870
Icahn Partners LP                           3/13/2008              36,598
Icahn Partners LP                            9/9/2008              37,584
Icahn Partners LP                           9/11/2008             888,670(4)
Icahn Partners LP                           9/11/2008             358,423(5)
Icahn Partners LP                           9/25/2008              57,919
Icahn Partners LP                           9/26/2008             141,749
Icahn Partners LP                           9/29/2008              37,599
Icahn Partners LP                           9/30/2008              11,906
Icahn Partners LP                           10/3/2008              47,767
Icahn Partners LP                           1/29/2009             145,314
Icahn Partners LP                           1/30/2009             273,846
Icahn Partners LP                            2/2/2009              36,418
Icahn Partners Master Fund LP               7/25/2007             187,201
Icahn Partners Master Fund LP               7/26/2007              75,105
Icahn Partners Master Fund LP               7/27/2007             184,357
Icahn Partners Master Fund LP               7/30/2007              86,600
Icahn Partners Master Fund LP               7/31/2007             124,713
Icahn Partners Master Fund LP                8/1/2007              41,253
Icahn Partners Master Fund LP                8/2/2007              16,685
Icahn Partners Master Fund LP               8/30/2007             (43,783)
Icahn Partners Master Fund LP               8/31/2007             (54,438)
Icahn Partners Master Fund LP                9/4/2007             (88,980)
Icahn Partners Master Fund LP                9/4/2007             (10,409)
Icahn Partners Master Fund LP                9/5/2007             (64,696)
Icahn Partners Master Fund LP                9/5/2007             (69,270)
Icahn Partners Master Fund LP                9/6/2007             (81,361)
Icahn Partners Master Fund LP               9/10/2007             (33,726)
Icahn Partners Master Fund LP               9/10/2007             (15,771)
Icahn Partners Master Fund LP               9/11/2007             (21,424)
Icahn Partners Master Fund LP               9/12/2007             (17,415)
Icahn Partners Master Fund LP               9/14/2007             (31,990)
Icahn Partners Master Fund LP               9/14/2007             (61,964)
Icahn Partners Master Fund LP               9/19/2007             (62,749)
Icahn Partners Master Fund LP               9/19/2007             (41,253)
Icahn Partners Master Fund LP               9/19/2007              (5,324)
Icahn Partners Master Fund LP               9/20/2007                (794)
Icahn Partners Master Fund LP               9/21/2007             (10,567)
Icahn Partners Master Fund LP               1/31/2008              91,252
Icahn Partners Master Fund LP                2/1/2008             109,421
Icahn Partners Master Fund LP                2/6/2008              56,565
Icahn Partners Master Fund LP                2/6/2008               1,000
Icahn Partners Master Fund LP                2/7/2008             163,220
Icahn Partners Master Fund LP                2/8/2008             123,826
Icahn Partners Master Fund LP               2/11/2008              21,876
Icahn Partners Master Fund LP               2/12/2008             326,512
Icahn Partners Master Fund LP               2/13/2008              24,153
Icahn Partners Master Fund LP               2/14/2008              87,509
Icahn Partners Master Fund LP               2/15/2008             163,089
Icahn Partners Master Fund LP               2/19/2008             148,895
Icahn Partners Master Fund LP               2/20/2008              87,508
Icahn Partners Master Fund LP               2/21/2008              70,006
Icahn Partners Master Fund LP               2/22/2008              88,210
Icahn Partners Master Fund LP               2/25/2008              52,465
Icahn Partners Master Fund LP               2/27/2008             306,273
Icahn Partners Master Fund LP               2/28/2008              87,506
Icahn Partners Master Fund LP               2/29/2008             103,521
Icahn Partners Master Fund LP                3/3/2008              76,164
Icahn Partners Master Fund LP                3/4/2008             118,033
Icahn Partners Master Fund LP                3/5/2008             145,718
Icahn Partners Master Fund LP                3/6/2008             128,762
Icahn Partners Master Fund LP                9/9/2008              43,023
Icahn Partners Master Fund LP               9/11/2008           1,027,533(6)
Icahn Partners Master Fund LP               9/11/2008             431,466(7)
Icahn Partners Master Fund LP               9/11/2008             244,502(8)
Icahn Partners Master Fund LP               9/25/2008              63,488
Icahn Partners Master Fund LP               9/26/2008             162,155
Icahn Partners Master Fund LP               9/29/2008              43,012
Icahn Partners Master Fund LP               9/30/2008              13,621
Icahn Partners Master Fund LP               10/1/2008              23,123
Icahn Partners Master Fund LP               10/3/2008              70,374
Icahn Partners Master Fund LP               11/6/2008             115,198
Icahn Partners Master Fund LP               11/7/2008             362,790
Icahn Partners Master Fund LP               1/29/2009              49,301
Icahn Partners Master Fund LP               1/30/2009             339,204
Icahn Partners Master Fund LP                2/2/2009              22,447
Icahn Partners Master Fund II L.P.          7/25/2007              61,247
Icahn Partners Master Fund II L.P.          7/26/2007              24,573
Icahn Partners Master Fund II L.P.          7/27/2007              60,308
Icahn Partners Master Fund II L.P.          7/30/2007              28,331
Icahn Partners Master Fund II L.P.          7/31/2007              40,802
Icahn Partners Master Fund II L.P.           8/1/2007              15,176
Icahn Partners Master Fund II L.P.           8/2/2007               5,500
Icahn Partners Master Fund II L.P.          8/30/2007             (14,404)
Icahn Partners Master Fund II L.P.          8/31/2007             (17,941)
Icahn Partners Master Fund II L.P.           9/4/2007             (28,902)
Icahn Partners Master Fund II L.P.           9/4/2007              (3,768)
Icahn Partners Master Fund II L.P.           9/5/2007             (20,805)
Icahn Partners Master Fund II L.P.           9/5/2007             (23,373)
Icahn Partners Master Fund II L.P.           9/6/2007             (26,810)
Icahn Partners Master Fund II L.P.          9/10/2007             (10,125)
Icahn Partners Master Fund II L.P.          9/10/2007              (6,201)
Icahn Partners Master Fund II L.P.          9/11/2007              (7,068)
Icahn Partners Master Fund II L.P.          9/12/2007              (5,743)
Icahn Partners Master Fund II L.P.          9/14/2007              (9,319)
Icahn Partners Master Fund II L.P.          9/14/2007             (21,653)
Icahn Partners Master Fund II L.P.          9/19/2007             (19,149)
Icahn Partners Master Fund II L.P.          9/19/2007             (15,176)
Icahn Partners Master Fund II L.P.          9/19/2007              (1,750)
Icahn Partners Master Fund II L.P.          9/20/2007                (263)
Icahn Partners Master Fund II L.P.          9/21/2007              (3,487)
Icahn Partners Master Fund II L.P.          1/31/2008              28,921
Icahn Partners Master Fund II L.P.           2/1/2008              33,747
Icahn Partners Master Fund II L.P.           2/6/2008              16,971
Icahn Partners Master Fund II L.P.           2/6/2008               1,000
Icahn Partners Master Fund II L.P.           2/7/2008              50,969
Icahn Partners Master Fund II L.P.           2/8/2008              38,665
Icahn Partners Master Fund II L.P.          2/11/2008               6,831
Icahn Partners Master Fund II L.P.          2/12/2008             101,959
Icahn Partners Master Fund II L.P.          2/13/2008               7,542
Icahn Partners Master Fund II L.P.          2/14/2008              27,326
Icahn Partners Master Fund II L.P.          2/15/2008              50,927
Icahn Partners Master Fund II L.P.          2/19/2008              46,495
Icahn Partners Master Fund II L.P.          2/20/2008              27,326
Icahn Partners Master Fund II L.P.          2/21/2008              21,861
Icahn Partners Master Fund II L.P.          2/22/2008              27,545
Icahn Partners Master Fund II L.P.          2/25/2008              16,370
Icahn Partners Master Fund II L.P.          2/27/2008              95,636
Icahn Partners Master Fund II L.P.          2/28/2008              27,324
Icahn Partners Master Fund II L.P.          2/29/2008              32,325
Icahn Partners Master Fund II L.P.           3/3/2008              48,284
Icahn Partners Master Fund II L.P.           3/4/2008              38,177
Icahn Partners Master Fund II L.P.           3/5/2008              47,132
Icahn Partners Master Fund II L.P.           3/6/2008              41,649
Icahn Partners Master Fund II L.P.          3/10/2008              44,859
Icahn Partners Master Fund II L.P.          3/11/2008              20,824
Icahn Partners Master Fund II L.P.          3/13/2008              13,401
Icahn Partners Master Fund II L.P.          5/12/2008              36,399
Icahn Partners Master Fund II L.P.          5/13/2008              86,327
Icahn Partners Master Fund II L.P.          5/14/2008              67,854
Icahn Partners Master Fund II L.P.          5/15/2008              79,781
Icahn Partners Master Fund II L.P.          5/21/2008              40,431
Icahn Partners Master Fund II L.P.          5/22/2008              13,819
Icahn Partners Master Fund II L.P.           9/9/2008              14,052
Icahn Partners Master Fund II L.P.          9/11/2008               8,769(9)
Icahn Partners Master Fund II L.P.          9/11/2008             152,160(10)
Icahn Partners Master Fund II L.P.          9/25/2008              20,703
Icahn Partners Master Fund II L.P.          9/26/2008              52,964
Icahn Partners Master Fund II L.P.          9/29/2008              14,048
Icahn Partners Master Fund II L.P.          9/30/2008               4,449
Icahn Partners Master Fund II L.P.          10/1/2008              13,413
Icahn Partners Master Fund II L.P.          10/3/2008              23,076
Icahn Partners Master Fund II L.P.          11/7/2008              25,022
Icahn Partners Master Fund II L.P.          1/29/2009             365,314
Icahn Partners Master Fund II L.P.          1/30/2009             125,320
Icahn Partners Master Fund III L.P          7/25/2007              23,238
Icahn Partners Master Fund III L.P          7/26/2007               9,322
Icahn Partners Master Fund III L.P          7/27/2007              22,880
Icahn Partners Master Fund III L.P          7/30/2007              10,749
Icahn Partners Master Fund III L.P          7/31/2007              15,478
Icahn Partners Master Fund III L.P           8/1/2007               5,533
Icahn Partners Master Fund III L.P           8/2/2007               2,081
Icahn Partners Master Fund III L.P          8/30/2007              (5,440)
Icahn Partners Master Fund III L.P          8/31/2007              (6,790)
Icahn Partners Master Fund III L.P           9/4/2007             (11,008)
Icahn Partners Master Fund III L.P           9/4/2007              (1,362)
Icahn Partners Master Fund III L.P           9/5/2007              (7,960)
Icahn Partners Master Fund III L.P           9/5/2007              (8,758)
Icahn Partners Master Fund III L.P           9/6/2007             (10,153)
Icahn Partners Master Fund III L.P          9/10/2007              (3,969)
Icahn Partners Master Fund III L.P          9/10/2007              (2,209)
Icahn Partners Master Fund III L.P          9/11/2007              (2,673)
Icahn Partners Master Fund III L.P          9/12/2007              (2,173)
Icahn Partners Master Fund III L.P          9/14/2007              (3,694)
Icahn Partners Master Fund III L.P          9/14/2007              (8,030)
Icahn Partners Master Fund III L.P          9/19/2007              (7,448)
Icahn Partners Master Fund III L.P          9/19/2007              (5,533)
Icahn Partners Master Fund III L.P          9/19/2007                (663)
Icahn Partners Master Fund III L.P          9/20/2007                 (99)
Icahn Partners Master Fund III L.P          9/21/2007              (1,319)
Icahn Partners Master Fund III L.P.         1/31/2008              10,962
Icahn Partners Master Fund III L.P.          2/1/2008              12,814
Icahn Partners Master Fund III L.P.          2/6/2008               5,817
Icahn Partners Master Fund III L.P.          2/6/2008               1,000
Icahn Partners Master Fund III L.P.          2/7/2008              19,336
Icahn Partners Master Fund III L.P.          2/8/2008              14,670
Icahn Partners Master Fund III L.P.         2/11/2008               2,592
Icahn Partners Master Fund III L.P.         2/12/2008              38,681
Icahn Partners Master Fund III L.P.         2/13/2008               2,861
Icahn Partners Master Fund III L.P.         2/14/2008              10,367
Icahn Partners Master Fund III L.P.         2/15/2008              19,321
Icahn Partners Master Fund III L.P.         2/19/2008              17,639
Icahn Partners Master Fund III L.P.         2/20/2008              10,368
Icahn Partners Master Fund III L.P.         2/21/2008               8,295
Icahn Partners Master Fund III L.P.         2/22/2008              10,447
Icahn Partners Master Fund III L.P.         2/25/2008               6,207
Icahn Partners Master Fund III L.P.         2/27/2008              36,282
Icahn Partners Master Fund III L.P.         2/28/2008              10,368
Icahn Partners Master Fund III L.P.         2/29/2008              12,262
Icahn Partners Master Fund III L.P.          3/3/2008              19,164
Icahn Partners Master Fund III L.P.          3/4/2008              14,529
Icahn Partners Master Fund III L.P.          3/5/2008              17,937
Icahn Partners Master Fund III L.P.          3/6/2008              15,850
Icahn Partners Master Fund III L.P.         3/10/2008              17,072
Icahn Partners Master Fund III L.P.         3/11/2008               7,924
Icahn Partners Master Fund III L.P.         3/13/2008               5,100
Icahn Partners Master Fund III L.P.         5/12/2008              13,835
Icahn Partners Master Fund III L.P.         5/13/2008              32,813
Icahn Partners Master Fund III L.P.         5/14/2008              25,794
Icahn Partners Master Fund III L.P.         5/15/2008              30,324
Icahn Partners Master Fund III L.P.         5/21/2008              15,228
Icahn Partners Master Fund III L.P.         5/22/2008               5,391
Icahn Partners Master Fund III L.P.          9/9/2008               5,341
Icahn Partners Master Fund III L.P.         9/11/2008               2,796(11)
Icahn Partners Master Fund III L.P.         9/11/2008              57,951(12)
Icahn Partners Master Fund III L.P.         9/25/2008               7,890
Icahn Partners Master Fund III L.P.         9/26/2008              20,132
Icahn Partners Master Fund III L.P.         9/29/2008               5,341
Icahn Partners Master Fund III L.P.         9/30/2008               1,691
Icahn Partners Master Fund III L.P.         10/1/2008               5,837
Icahn Partners Master Fund III L.P.         10/3/2008               8,783
Icahn Partners Master Fund III L.P.         11/7/2008              12,188
Icahn Partners Master Fund III L.P.         1/29/2009             140,071
Icahn Partners Master Fund III L.P.         1/30/2009              47,936
Dr. Peter Liebert                            2/9/2009               1,000
Dr. Peter Liebert                           2/10/2009               1,000



_________________________
(4) Icahn Partners acquired these shares upon exercise of call options as described on Attachment I-A to this Annex A.

(5) The Icahn Partners acquired these shares upon exercise of call options as described on Attachment I-B to this Annex A.

(6) The Icahn Master acquired these shares upon exercise of call options as described on Attachment I-A to this Annex A.

(7) Icahn Master acquired these shares upon exercise of call options as described on Attachment I-B to this Annex A.

(8) Icahn Master acquired these shares upon exercise of call options as described on Attachment I-C to this Annex A.

(9) Icahn Master II acquired these shares upon exercise of call options as described on Attachment I-A to this Annex A.

(10) Icahn Master II acquired these shares upon exercise of call options as described on Attachment I-B to this Annex A.

(11) Icahn Master III acquired these shares upon exercise of call options as described on Attachment I-A to this Annex A.

(12) Icahn Master III acquired these shares upon exercise of call options as described on Attachment I-B to this Annex A.

Shares of Common Stock purchased by each of the Icahn Parties are maintained in margin accounts that include positions in securities in addition to the shares. As of [ ], the indebtedness of the margin account of each of Icahn Partners, Icahn Master, Icahn Master II and Icahn Master III was approximately $, $, $, and $, respectively.

                                                                         ANNEX A
                                                                  ATTACHMENT 1-A

The following are American call options purchased by the Icahn Parties, which were written by Merrill Lynch International with a $22.50 strike price and an expiration date of March 10, 2010, and which provide for physical settlement. These are further described in the chart set forth below. On September 11, 2008, the Icahn Parties exercised all of the call options described in the chart below.

                                                       NUMBER OF
                                                       SHARES
                                                       SUBJECT TO
NAME                                      DATE         OPTION           PREMIUM
----                                      ----         ------           -------

Icahn Partners LP                       5/12/2008       98,799        680,665.83
Icahn Partners LP                       5/12/2008        7,565         51,729.47
Icahn Partners LP                       5/13/2008      234,322      1,562,646.55
Icahn Partners LP                       5/14/2008      184,122      1,307,487.15
Icahn Partners LP                       5/15/2008      216,614      1,705,965.22
Icahn Partners LP                       5/21/2008      109,365        910,113.66
Icahn Partners LP                       5/22/2008       37,883        317,648.96
Icahn Partners Master Fund LP           5/12/2008      112,467        774,830.15
Icahn Partners Master Fund LP           5/12/2008       24,534        167,763.49
Icahn Partners Master Fund LP           5/13/2008      266,738      1,778,822.37
Icahn Partners Master Fund LP           5/14/2008      209,729      1,489,327.57
Icahn Partners Master Fund LP           5/15/2008      246,446      1,940,910.12
Icahn Partners Master Fund LP           5/21/2008      124,712      1,037,828.32
Icahn Partners Master Fund LP           5/22/2008       42,907        359,775.20
Icahn Partners Master Fund II L.P.      5/12/2008        8,769         59,962.42
Icahn Partners Master Fund III, L.P.    5/12/2008        2,796         19,119.05

                                                                         ANNEX A
                                                                  ATTACHMENT 1-B

The following are American call options purchased by the Icahn Parties, which were written by Merrill Lynch International with a $14.25 strike price and an expiration date of September 7, 2010, and which provide for physical settlement. These are further described in the chart set forth below. On September 11, 2008, the Icahn Parties exercised all of the call options described in the chart below.

                                                       NUMBER OF
                                                       SHARES
                                                       SUBJECT TO
NAME                                      DATE         OPTION           PREMIUM
----                                      ----         ------           -------
Icahn Partners LP                        9/2/2008      302,048      2,254,697.71
Icahn Partners LP                        9/3/2008       56,375        418,477.26
Icahn Partners Master Fund LP            9/2/2008      366,932      2,739,037.30
Icahn Partners Master Fund LP            9/3/2008       64,534        479,042.34
Icahn Partners Master Fund II L.P.       9/2/2008      131,081        978,480.34
Icahn Partners Master Fund II L.P.       9/3/2008       21,079        156,471.52
Icahn Partners Master Fund III L.P.      9/2/2008       49,939        372,779.65
Icahn Partners Master Fund III L.P.      9/3/2008        8,012         59,473.88

                                                                         ANNEX A
                                                                  ATTACHMENT 1-C

The following are American call options purchased by the Icahn Parties, which were written by UBS AG with a $16.15 strike price and an expiration date of September 7, 2010, and which provide for physical settlement. These are further described in the chart set forth below. On September 11, 2008, the Icahn Parties exercised all of the call options described in the chart below.

                                                       NUMBER OF
                                                       SHARES
                                                       SUBJECT TO
NAME                                      DATE         OPTION           PREMIUM
----                                      ----         ------           -------
Icahn Partners Master Fund LP           3/10/2008      138,688      1,164,798.91
Icahn Partners Master Fund LP           3/11/2008       64,382        517,792.23
Icahn Partners Master Fund LP           3/13/2008       41,432        359,563.47

                                                                         ANNEX A
                                                                  ATTACHMENT 1-D

The following are European put options bought by the Icahn Parties, which were written by Merrill Lynch International and have a $22.50 strike price and an expiration date of March 10, 2010, and provide for cash settlement only and are further described in the chart set forth below. On September 11, 2008, the Icahn Parties exercised all of the call options described in Annex A Attachment 1-A, and upon exercise of the call options, all of the put options described below expired pursuant to their terms.

                                                                     OPTION
NAME                                       DATE       QUANTITY       PREMIUM ($)
----                                       ----       --------       -----------

Icahn Partners LP                       5/12/2008       98,799            987.99
Icahn Partners LP                       5/12/2008        7,565             75.65
Icahn Partners LP                       5/13/2008      234,322          2,343.22
Icahn Partners LP                       5/14/2008      184,122          1,841.22
Icahn Partners LP                       5/15/2008      216,614          2,166.14
Icahn Partners LP                       5/21/2008      109,365          1,093.65
Icahn Partners LP                       5/22/2008       37,883            378.83
Icahn Partners Master Fund LP           5/12/2008      112,467          1,124.67
Icahn Partners Master Fund LP           5/12/2008       24,534            245.34
Icahn Partners Master Fund LP           5/13/2008      266,738          2,667.38
Icahn Partners Master Fund LP           5/14/2008      209,729          2,097.29
Icahn Partners Master Fund LP           5/15/2008      246,446          2,464.46
Icahn Partners Master Fund LP           5/21/2008      124,712          1,247.12
Icahn Partners Master Fund LP           5/22/2008       42,907            429.07
Icahn Partners Master Fund II L.P.      5/12/2008        8,769             87.69
Icahn Partners Master Fund III, L.P.    5/12/2008        2,796             27.96

                                                                         ANNEX A
                                                                  ATTACHMENT 1-E

The following are European put options bought by the Icahn Parties, which were written by Merrill Lynch International and have a $14.25 strike price and an expiration date of September 7, 2010 and provide for cash settlement only and are further described in the chart set forth below. On September 11, 2008, the Icahn Parties exercised all of the call options described in Annex A Attachments 1-B, and upon exercise of the call options, all of the put options described below expired pursuant to their terms.


                                                                     OPTION
NAME                                       DATE       QUANTITY       PREMIUM ($)
----                                       ----       --------       -----------
Icahn Partners LP                        9/2/2008      302,048          3,020.48
Icahn Partners LP                        9/3/2008       56,375            563.75
Icahn Partners Master Fund LP            9/2/2008      366,932          3,669.32
Icahn Partners Master Fund LP            9/3/2008       64,534            645.34
Icahn Partners Master Fund II L.P.       9/2/2008      131,081          1,310.81
Icahn Partners Master Fund II L.P.       9/3/2008       21,079            210.79
Icahn Partners Master Fund III, L.P.     9/2/2008       49,939            499.39
Icahn Partners Master Fund III, L.P.     9/3/2008        8,012             80.12

                                                                         ANNEX A
                                                                  ATTACHMENT 1-F

The following are European put options bought by the Icahn Parties, which were written by UBS AG and have a $16.15 strike price and an expiration date of March 10, 2010 and provide for cash settlement only and are further described in the chart set forth below. On September 11, 2008, the Icahn Parties exercised all of the call options described in Annex A Attachments 1-C, and upon exercise of the call options, all of the put options described below expired pursuant to their terms.

                                                                     OPTION
NAME                                       DATE       QUANTITY       PREMIUM ($)
----                                       ----       --------       -----------

Icahn Partners Master Fund LP           3/10/2008      138,688          1,386.88
Icahn Partners Master Fund LP           3/11/2008       64,382            643.82
Icahn Partners Master Fund LP           3/13/2008       41,432            414.32

                                                                         ANNEX B

                           [FORM OF NOMINEE AGREEMENT]

                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP

                                                     January 28, 2009

[NAME OF NOMINEE]


Dear  ___________:


     This will confirm our understanding as follows:

     You agree that you are willing, should we so elect, to become a member of a slate of nominees (the "Slate") to stand for election as directors of Amylin Pharmaceuticals, Inc. ("Amylin") in connection with a proxy contest with management of Amylin in respect of the election of directors of Amylin at the 2009 Annual Meeting of Stockholders of Amylin (the "Annual Meeting"), expected to be held in the Spring of 2009, or a special meeting of stockholders of Amylin called for a similar purpose (the "Proxy Contest").

     Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP (collectively, "Icahn"), agree to pay the costs of the Proxy Contest.

     In addition, upon our filing of a preliminary proxy statement with the SEC, which indicates that Icahn intends to nominate you for election at the Annual Meeting, you will be paid $25,000 by Icahn unless you are elected to serve as a director of Amylin at the Annual Meeting or a special meeting of stockholders of Amylin called for a similar purpose or in connection with a settlement of the Proxy Contest by Icahn and Amylin, in which case you will not receive any payment from Icahn in connection with the Proxy Contest. Payment to you pursuant to this paragraph, if any, will be made by Icahn, subject to the terms hereof, upon the earliest of (i) the certification of the results of the election in respect of the Proxy Contest, (ii) the settlement of the Proxy Contest by Icahn and Amylin, or (iii) the withdrawal of the Proxy Contest by Icahn.*

     You understand that it may be difficult, if not impossible, to replace nominees who, such as yourself, have agreed to serve on the Slate and later change their minds and determine not to seek election. Accordingly, the Slate is relying upon your agreement to seek election. In that connection, you are being supplied with a questionnaire in which you will provide Icahn with information necessary for Icahn to make appropriate disclosure both to Amylin and for use in creating the proxy material to be sent to stockholders of Amylin and to be filed with the Securities and Exchange Commission. You have agreed that (i) you will immediately complete and sign the questionnaire and return it to Tara Keating, Assistant General Counsel, Icahn Enterprises LP, 767 Fifth Avenue, Suite 4700, New York, NY 10153, Tel: (212) 702-4365, Fax: (212) 688-1158, Email:
tkeating@sfire.com and (ii) your responses to the questions contained therein will be true and correct in all respects. In addition, you have agreed that, concurrently with your execution of this letter, you will execute the attached instrument directed to Amylin informing Amylin that you consent to being nominated by Icahn for election as a director of Amylin and, if elected, consent to serving as a director of Amylin. Upon being notified that we have chosen you, we may forward that consent and your completed questionnaire (or summaries thereof) to Amylin.

_________________________
*    This paragraph is not contained in Dr. Denner's Nominee Agreement.

     Icahn hereby agrees that, so long as you actually serve on the Slate, Icahn will defend, indemnify and hold you harmless from and against any and all losses, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements (including, without limitation, reasonable attorneys' fees, costs, expenses and disbursements) incurred by you in the event that (i) you become a party, or are threatened to be made a party, to any civil, criminal, administrative or arbitrative action, suit or proceeding, and any appeal thereof relating solely to your role as a nominee for director of Amylin on the Slate (a "Proceeding") or (ii) you are called to testify or give a deposition in any Proceeding (whether or not you are a party or are threatened to be made a party to such Proceeding), including, in each case, the advancement to you of all reasonable attorneys' costs and expenses incurred by you in connection with any Proceeding. Your right of indemnification hereunder shall continue (i) in the event that Icahn determines to withdraw the Slate or remove you from the Slate and (ii) after the election has taken place but only for events which occur prior to such election and subsequent to the date hereof. Anything to the contrary herein notwithstanding, Icahn is not indemnifying you for any action taken by you or on your behalf which occurs prior to the date hereof or subsequent to the Annual Meeting or such earlier time as you are no longer a nominee of the Slate for election to Amylin's Board of Directors or for any actions taken by you as a director of Amylin, if you are elected. Nothing herein shall be construed to provide you an indemnity: (i) in the event you are found to have engaged in a violation of any provision of state or federal law in connection with the Proxy Contest unless you demonstrate that your action was taken in good faith and in a manner you reasonably believed to be in or not opposed to the best interests of electing the Slate; or (ii) if you acted in a manner which constitutes gross negligence or willful misconduct. In the event that you shall make any claim for indemnification hereunder, you shall promptly notify Icahn in the event of any third-party claims actually made against you or known by you to be threatened. In addition, with respect to any such claim, Icahn shall be entitled to control your defense with counsel chosen by Icahn. Icahn shall not be responsible for any settlement of any claim against you covered by this indemnity without its prior written consent. However, Icahn may not enter into any settlement of any such claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

     Each of us recognizes that should you be elected to the Board of Directors of Amylin all of your activities and decisions as a director will be governed by applicable law and subject to your fiduciary duty to the stockholders of Amylin and, as a result, that there is, and can be, no agreement between you and Icahn which governs the decisions which you will make as a director of Amylin.

     Should the foregoing agree with your understanding, please so indicate in the space provided below, whereupon this letter will become a binding agreement between us.

                                            Very truly yours,

                                            ICAHN PARTNERS LP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory

                                            ICAHN PARTNERS MASTER FUND LP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory

                                            ICAHN PARTNERS MASTER FUND II LP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory

                                            ICAHN PARTNERS MASTER FUND III LP


                                            By: __________________________
                                                Name: Edward E. Mattner
                                                Title: Authorized Signatory


Agreed to and Accepted as of
the date first above written:


--------------------------
Name:

                                    IMPORTANT


     1. If your shares of Common Stock are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, D.F. King & Co., Inc., in the postage-paid envelope provided.

     2. If your shares of Common Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares of Common Stock.

     3. If you have already submitted a white or blue proxy card to Amylin for the Annual Meeting, you may change your vote to a vote FOR the election of the Nominee by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Amylin. You may also submit your later-dated proxy by using the enclosed GOLD proxy card to vote by telephone or by Internet. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.


     If you have any questions or require any assistance in executing your proxy, please call:

                              D.F. KING & CO., INC.
                   STOCKHOLDERS CALL TOLL-FREE: (800) 488-8075
                 BANKS AND BROKERAGE FIRMS CALL: (212) 269-5550

                         PROXY CARD [PRELIMINARY COPY]
                          AMYLIN PHARMACEUTICALS, INC.
                         ANNUAL MEETING OF STOCKHOLDERS
                                    [ ], 2009

GOLD PROXY CARD                                                  GOLD PROXY CARD
                           THIS PROXY IS SOLICITED BY:
                                ICAHN PARTNERS LP
                          ICAHN PARTNERS MASTER FUND LP
                        ICAHN PARTNERS MASTER FUND II LP
                        ICAHN PARTNERS MASTER FUND III LP

VOTE BY INTERNET                 VOTE BY TELEPHONE             VOTE BY MAIL
      [ ]                               [ ]
Have this form available    Call toll-free on a touch-    Mark, date and sign
when you visit the secure   tone phone, 24 hours a day,   this voting direction
voting site and follow the  seven days a week.  Have      form and mail promptly
simple instructions.  You   this form available when      in the postage-paid
may elect to receive an     you call and follow the       envelope.  Do not
e-mail confirmation of      simple instructions.          return the card if you
your vote.                                                vote by telephone or
                                                          by Internet.


  YOUR VOTE, WHETHER BY INTERNET, TELEPHONE OR MAIL, MUST BE RECEIVED NO LATER
    THAN [ ]PM, EASTERN TIME, ON [ ], TO BE INCLUDED IN THE VOTING RESULTS.


The undersigned hereby appoints and constitutes each of Alexander J. Denner and Mayu Sris (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of Amylin Pharmaceuticals, Inc. ("Amylin") to be held on May 27, 2009 at 4575 Eastgate Mall, San Diego, CA 92121 at 8:30 a.m. local time, and at any adjournment or postponement or continuations thereof (the "Annual Meeting"), hereby revoking any proxies previously given, to vote all shares of Common Stock of Amylin held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting (provided, however, that the persons named above will be permitted to use such discretionary authority only for matters which they do not know, a reasonable time before the solicitation, are to be presented at the meeting).

     IF NO DIRECTION IS MADE, THE PERSONS NAMED IN THIS GOLD PROXY CARD WILL VOTE YOUR SHARES: FOR DR. ALEXANDER J. DENNER, DR. THOMAS F. DEUEL AND DR. PETER LIEBERT FOR DIRECTOR; FOR THE PERSONS WHO HAVE BEEN NOMINATED BY EASTBOURNE CAPITAL MANAGEMENT L.L.C. ("EASTBOURNE") TO SERVE AS DIRECTORS, OTHER THAN MARINA S. BOZILENKO, CHARLES M. FLEISCHMAN AND WILLIAM A. NUERGE; (V) FOR THE PERSONS WHO HAVE BEEN NOMINATED BY AMYLIN TO SERVE AS DIRECTORS, OTHER THAN JOSEPH C. COOK, JR., JAMES R. GAVIN III, JAY S. SKYLER, JOSEPH P. SULLIVAN AND JAMES N. WILSON; AND (V) FOR PROPOSALS 2, 3, 4 AND 5.


                      SIGN, DATE AND MAIL YOUR PROXY TODAY


                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE.)

ICAHN PARTNERS, ICAHN MASTER, ICAHN MASTER II, AND ICAHN MASTER III EACH RECOMMEND A VOTE "FOR" THE ELECTION OF THE NOMINEES LISTED IN PROPOSAL 1 BELOW AND "FOR" PROPOSALS 2, 3, 4 AND 5.


[PRELIMINARY COPY]

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

    STOCKHOLDERS ARE URGED TO DATE, MARK, SIGN, AND RETURN THIS PROXY.

    YOUR VOTE IS VERY IMPORTANT TO US.


1.  Election of directors -- Nominees:    [ ]          [ ]            [ ]
    (01) Dr. Alexander J. Denner          FOR ALL      WITHHELD       FOR ALL
    (02) Dr. Thomas F. Deuel              NOMINEES     FROM ALL       EXCEPT
    (03) Dr. Peter Liebert                             NOMINEES

     The persons who have been nominated by Eastbourne to serve as directors, other than Marina S. Bozilenko, Charles M. Fleischman and William A. Nuerge.

     The persons who have been nominated by Amylin to serve as directors, other than Joseph C. Cook, Jr., James R. Gavin III, Jay S. Skyler, Joseph P. Sullivan and James N. Wilson.

     The Icahn Parties are NOT seeking authority to vote for and WILL NOT exercise any authority to vote for Marina S. Bozilenko, Charles M. Fleischman, William A. Nuerge, Joseph C. Cook, Jr., James R. Gavin III, Jay
     S. Skyler, Joseph P. Sullivan and James N. Wilson. There is no assurance that any of the Eastbourne nominees or Amylin nominees, respectively, will serve as directors with each other or will serve as directors if any or all of the Icahn Parties' nominees are elected to the Board. You should refer to the proxy statement and form of proxy distributed by Eastbourne and Amylin for the names, background, qualifications and other information concerning the Eastbourne and Amylin nominees.

     NOTE: IF YOU DO NOT WISH YOUR SHARES VOTED "FOR" A PARTICULAR NOMINEE, MARK THE "FOR ALL EXCEPT" BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY EASTBOURNE TO SERVE AS DIRECTORS OTHER THAN MARINA S. BOZILENKO, CHARLES M. FLEISCHMAN AND WILLIAM A. NUERGE AND YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR THE PERSONS WHO HAVE BEEN NOMINATED BY AMYLIN TO SERVE AS DIRECTORS OTHER THAN JOSEPH C. COOK, JR., JAMES R. GAVIN III, JAY S. SKYLER, JOSEPH P. SULLIVAN AND JAMES N. WILSON BY WRITING THE NAMES OF SUCH NOMINEES BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING NOMINEE(S).


_______________________________________________________________________________



2.  Amylin's 2009 Equity Incentive Plan             [ ]      [ ]         [ ]
                                                    FOR      AGAINST     ABSTAIN


3.  Amendment to the 2001 Employee Stock            [ ]      [ ]         [ ]
    Purchase Plan                                   FOR      AGAINST     ABSTAIN


4.  Ratification of appointment of Independent      [ ]      [ ]         [ ]
    Registered Public Accounting Firm               FOR      AGAINST     ABSTAIN


5.  North Dakota Reincorporation Proposal           [ ]      [ ]         [  ]
                                                    FOR      AGAINST     ABSTAIN


    Please be sure to sign and date this Proxy.


    --------------------------------------------------   ------------------
    SIGNATURE(S) OF STOCKHOLDER(S)                       DATE

    --------------------------------------------------   ------------------
    SIGNATURE(S) IF HELD JOINTLY


    --------------------------------------------------
    TITLE, IF ANY